Tabacalera Ysidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

May 14, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Tabacalera Ysidron, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 23, 2014

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated May 7, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 4

1.	We note your revised disclosure on page 4 in response to our prior comment 3. Please revise to disclose your total stockholders’ deficit as of December 31, 2013.

RESPONSE:	We have amended our total stockholders’ deficit as of December 31, 2013 to ($23,418).

2.	We note your response to our prior comment 5. Please revise to identify the month during which you will run out of funds at the current burn rate without additional capital. In addition please disclose the date as of which you “currently” have the stated amount of cash on hand, ensuring that this is the latest practicable date.

RESPONSE:	We have changed ‘currently’ to ‘April 2014’ and have stated that we will run out of funds in October 2014.

3.	We note the statement that you would have to “substantially increase” sales or pursue additional financing in order to continue operations. For clarity please also state that you have not sold any cigars since 2012.

RESPONSE:	We have included the statement that we have not sold any cigars since 2012.

4.	We note your response to our prior comment 6. Please reconcile your disclosure that you expect costs to be approximately $80,000 per year with your disclosure on page 11 that you expect costs to be approximately $25,000 per year. Please also tell us, with a view towards revised disclosure, whether this figure is separate from the $52,000 for expenses disclosed on page 20.

RESPONSE:	We have revised the $80,000 and $25,000 to $40,000. The $52,000 figure disclosed on page 20 includes the costs of filing the S-1.

Description of Business, page 23

Overview, page 23

5.	We note your response to our prior comment 10. Please reconcile your response with the disclosure in the last two risk factors on page 10, which seem to imply that you are a cigar manufacturer. Additionally, your statement on pages 4 and 23 that the founders “sought to create a cigar that would appeal to aficionados” further supports the notion that you are a manufacturer. We also note that Note 1 to the Financial Statements on page F-5 has been revised to indicate that the Company was incorporated to “manufacture” premium cigars.

RESPONSE:	We have amended the last two risk factors on page 10 to delete any references to manufacturers of cigars. We have also amended the

6.	We note your response to our prior comment 12. Because you include a risk discussing the fact that you only have one supplier and have not identified any others, please also disclose in the risk factors section the fact that you do not have any contractual relationship with this one supplier.

RESPONSE:	We have amended a risk factor to disclose that we do not have a written contract with our one supplier.

Management’s Discussion and Analysis

Plan of Operation, page 26

7.	We note your disclosure that the Company “is beginning work on a brochure at the current time and anticipates having a final version by the end of February,” and “will begin the email and mail campaign in March and phone follow-ups in April.” We also note that the Company plans to “have the product in place by the beginning of the spring golf season which is usually late March or April.” Please revise to clarify the current status of these campaigns.

RESPONSE:	We have amended the plan of operations by stating that “the Company is beginning work on a brochure at the current time and anticipates having a final version by the end of the summer. The Company will begin the email and mail campaign in September and phone follow-ups in October.”

Executive Compensation, page 31

Summary Compensation Table, page 31

8.	We note your response to our prior comment 18 and reissue. Please tell us, with a view towards revised disclosure, why page 32 characterizes this transaction as a “transfer” and the notes to the financial statements characterize it as a sale. In addition please explain to us what you mean by “transferred to an officer of the Company for the benefit of the Company to a new CFO.” The meaning of that statement is unclear to us.

RESPONSE:	We have revised the statement found on page 32 and in the financial footnotes to state that the 4,900,000 shares of common stock were sold to Ramon Tejeda. The shares were valued at $490,000 ($0.10/share) in exchange for services as CEO.

Item 15. Recent Sales of Unregistered Securities, page 35

9.	Please revise to state the number of investors and number of accredited investors in the March 11, 2013 transaction.

RESPONSE:	We have revised this statement to read that the transaction was to 39 investors, 5 of whom are accredited investors.

Signatures, page 7

10.	Please revise the second half of the signature block to indicate, if true, that Mr. Tejada is also signing in his capacity as director.

RESPONSE:	We have revised the signature block to indicate that Mr. Tejada is also signing in his capacity as a director.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President